Construction Partners, Inc.
290 Healthwest Drive, Suite 2
Dothan, Alabama 36303

July 15, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Edward M. Kelly, Senior Counsel, Office of Manufacturing and Construction

Re:	Construction Partners, Inc.
Registration Statement on Form S-3
Filed on July 3, 2019
File No. 333-232555

Mr. Kelly,
Reference is made to the Registration Statement on Form S-3 (File No. 333-232555), filed by Construction Partners, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on July 3, 2019 (the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to July 16, 2019 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
If you have any questions with respect to the foregoing, please do not hesitate to call Garrett A. DeVries of Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891.
Sincerely,
Construction Partners, Inc.

/s/ R. Alan Palmer
R. Alan Palmer
Executive Vice President and Chief Financial Officer

cc:    Garrett A. DeVries
Akin Gump Strauss Hauer & Feld LLP